
EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 347/2006


SEC MAIL PROCESSING
RECEIVED
JUL 18 2006
WASH. D.C.
190
SECTION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.




06015292

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]
July 18, 06

dw 7/19

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行 

Ref. FA. 055/2006

18 July 2006

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statement

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ended 30 June 2006 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.



SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH, D.C.
190
SECTION

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行


Summary statement of assets and liabilities [1/]

As of 30 June 2006

Assets	Baht	Liabilities	Baht
Cash	14,371,198,575.72	Deposits	685,787,651,590.58
Interbank and money market items	82,749,359,798.82	Interbank and money market items	18,129,345,655.85
Securities purchased under resale agreements	1,000,000,000.00	Liabilities payable on demand	6,774,383,255.49
Investment in securities, net	89,137,349,745.26	Securities sold under repurchase agreements	-
(with obligations Baht 13,340,154,059.73)		Borrowing	33,542,729,848.30
Credit advances (net of allowance for doubtful accounts)	600,237,723,742.47	Bank's liabilities under acceptance	601,711,514.26
Accrued interest receivables	1,630,921,644.44	Other liabilities	17,812,848,383.29
Properties foreclosed	12,244,283,819.08	Total Liabilities	762,648,670,247.77
Customers' liabilities under acceptance	601,711,514.26		
Premises and equipment, net	20,970,138,666.48	**Shareholders' equity**	
Other assets	22,134,339,691.94	Paid-up share capital	23,815,785,670.00
		(registered share capital Baht 30,486,146,970.00)	
		Reserves and net profit after appropriation	42,065,717,440.67
		Other reserves and profit and loss account	16,546,853,840.03
		Total shareholders' equity	82,428,356,950.70
Total Assets	845,077,027,198.47	Total Liabilities and Shareholders' equity	845,077,027,198.47
Customers' liabilities under unmatured bills	4,933,052,344.75	Bank's liabilities under unmatured bills	4,933,052,344.75
Total	850,010,079,543.22	Total	850,010,079,543.22

	Baht
Non-Performing Loans as of 30 June 2006 (Quarterly) 6.70% of total loans before allowance for doubtful accounts	42,493,339,024.42
Required provisioning for loan loss as of 30 June 2006	18,463,617,197.17
Actual allowance for doubtful accounts	28,907,694,263.60
Loan to related parties	13,012,755,147.41
Loans to related asset management companies	7,730,000,000.00
Loans to related parties due to debt restructuring	1,112,629,062.59
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	97,619,679,574.36
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
International Banking Facility' s assets and liabilities	
Total assets	157,429,705.77
Total Liabilities	209,858.41
Significant contingent liabilities	
Avals on bills and guarantees of loans	555,260,590.37
Letter of credit	18,796,001,506.70

[1/] This summary statement has not been reviewed and audited by a Certified Public Accountant


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH, D.C. SECTION
190



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2006	31 March 2006	Change	31 December 2005	30 June 2006	31 March 2006	Change	31 December 2005
ASSETS								
Cash	14,371,620	14,102,661	268,959	14,912,704	14,371,199	14,102,256	268,943	14,912,319
Interbank and money market items								
Domestic items								
Interest bearing	4,402,946	6,433,548	(2,030,602)	4,925,528	4,315,516	6,534,168	(2,218,652)	4,829,743
Non-interest bearing	3,302,159	6,452,904	(3,150,745)	1,709,244	3,388,973	6,503,484	(3,114,511)	1,744,565
Foreign items								
Interest bearing	73,987,501	104,531,633	(30,544,132)	58,794,848	73,987,501	104,531,633	(30,544,132)	58,794,848
Non-interest bearing	1,057,370	988,935	68,435	498,990	1,057,370	988,935	68,435	498,990
Total interbank and money market items-net	82,749,976	118,407,020	(35,657,044)	65,928,610	82,749,360	118,558,220	(35,808,860)	65,868,166
Securities purchased under resale agreements	1,000,000	10,800,000	(9,800,000)	9,500,000	1,000,000	10,800,000	(9,800,000)	9,500,000
Investments								
Current investments-net	35,751,676	47,124,603	(11,372,927)	50,105,261	35,384,693	46,641,710	(11,257,017)	49,410,702
Long-term investments-net	45,427,675	50,433,843	(5,006,168)	49,009,071	44,165,315	48,971,121	(4,805,806)	47,688,866
Investment in subsidiaries & associated companies-net	498,894	472,226	26,668	450,332	9,587,342	9,113,386	473,956	8,967,037
Total investments-net	81,678,245	98,030,672	(16,352,427)	99,564,664	89,137,350	104,726,217	(15,588,867)	106,066,605
Loans and accrued interest receivables								
Loans	634,670,351	620,812,415	13,857,936	626,946,286	629,097,483	615,458,885	13,638,598	621,090,153
Accrued interest receivables	1,951,175	1,861,554	89,621	1,745,359	1,630,922	1,483,227	147,695	1,318,943
Total loans and accrued interest receivables	636,621,526	622,673,969	13,947,557	628,691,645	630,728,405	616,942,112	13,786,293	622,409,096
Less Allowance for doubtful accounts	(34,015,129)	(35,042,495)	1,027,366	(34,767,313)	(26,814,099)	(27,356,301)	542,202	(26,721,376)
Less Revaluation allowance for debt restructuring	(2,099,913)	(1,984,321)	(115,592)	(2,671,805)	(2,045,661)	(1,917,615)	(128,046)	(2,354,976)
Total loans and accrued interest receivables-net	600,506,484	585,647,153	14,859,331	591,252,527	601,868,645	587,668,196	14,200,449	593,332,744
Properties foreclosed-net	17,207,970	17,205,307	2,663	17,462,673	12,244,284	12,223,768	20,516	12,603,188
Customers' liability under acceptance	601,712	790,575	(188,863)	857,411	601,712	790,575	(188,863)	857,411
Premises and equipment-net	21,599,587	21,507,560	92,027	21,440,593	20,970,139	20,880,221	89,918	20,807,158
Intangible assets-net	5,060,698	4,992,632	68,066	4,900,016	3,638,772	3,532,309	106,463	3,403,864
Derivative assets	10,092,753	11,659,851	(1,567,098)	3,278,461	10,092,753	11,659,851	(1,567,098)	3,278,461
Other assets-net	9,698,589	8,458,304	1,240,285	8,210,907	8,402,813	7,281,295	1,121,518	7,069,634
Total Assets	844,567,634	891,601,735	(47,034,101)	837,308,566	845,077,027	892,222,908	(47,145,881)	837,699,550


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH, D.C. SECTION
190

ธนาคารกสิกรไทย
KASIKORNBANK



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2006	31 March 2006	Change	31 December 2005	30 June 2006	31 March 2006	Change	31 December 2005
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	681,249,974	721,432,447	(40,182,473)	684,796,736	681,688,144	722,114,932	(40,426,788)	685,926,854
Deposits in foreign currencies	4,099,508	4,559,216	(459,708)	3,725,484	4,099,508	4,559,215	(459,707)	3,725,484
Total deposits	685,349,482	725,991,663	(40,642,181)	688,522,220	685,787,652	726,674,147	(40,886,495)	689,652,338
Interbank and money market items								
Domestic items								
Interest bearing	14,403,953	16,387,520	(1,983,567)	16,572,347	14,873,953	16,787,520	(1,913,567)	16,315,381
Non-interest bearing	2,694,654	2,351,965	342,689	2,493,462	2,694,654	2,351,965	342,689	2,493,462
Foreign items								
Interest bearing	138,433	268,808	(130,375)	151,826	138,433	268,808	(130,375)	151,826
Non-interest bearing	422,306	192,821	229,485	290,142	422,306	192,821	229,485	290,142
Total interbank and money market items	17,659,346	19,201,114	(1,541,768)	19,507,777	18,129,346	19,601,114	(1,471,768)	19,248,811
Liability payable on demand	6,774,383	6,995,687	(221,304)	5,904,217	6,774,383	6,995,687	(221,304)	5,904,217
Borrowings								
Short-term borrowings	13,937,000	14,346,000	(409,000)	6,815,600	13,937,000	14,346,000	(409,000)	6,815,600
Long-term borrowings	19,605,730	19,726,335	(120,605)	20,170,374	19,605,730	19,726,335	(120,605)	20,170,374
Total borrowings	33,542,730	34,072,335	(529,605)	26,985,974	33,542,730	34,072,335	(529,605)	26,985,974
Bank's liability under acceptance	601,712	790,575	(188,863)	857,411	601,712	790,575	(188,863)	857,411
Derivative liabilities	4,181,845	4,253,830	(71,985)	3,034,382	4,181,845	4,253,830	(71,985)	3,034,382
Other liabilities	14,029,692	18,324,416	(4,294,724)	14,380,984	13,631,002	17,863,174	(4,232,172)	13,902,324
Total Liabilities	762,139,190	809,629,620	(47,490,430)	759,192,965	762,648,670	810,250,862	(47,602,192)	759,585,457


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH. D.C.
190
SECTION


ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2006	31 March 2006	Change	31 December 2005	30 June 2006	31 March 2006	Change	31 December 2005
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,381,578,567 ordinary shares, Baht 10 per value	23,815,786				23,815,786			
2,381,187,967 ordinary shares, Baht 10 per value		23,811,880	3,906			23,811,880	3,906	
2,373,293,667 ordinary shares, Baht 10 per value				23,732,937				23,732,937
Premium on ordinary shares	17,893,557	17,886,597	6,960	17,737,192	17,893,557	17,886,597	6,960	17,737,192
Appraisal surplus on asset revaluation	9,953,167	9,988,632	(35,465)	10,024,386	9,953,167	9,988,632	(35,465)	10,024,386
Revaluation deficit on investments	(637,518)	(514,568)	(122,950)	(529,067)	(637,518)	(514,568)	(122,950)	(529,067)
Retained earning								
Appropriated								
Legal reserve	1,470,000	1,470,000	-	1,470,000	1,470,000	1,470,000	-	1,470,000
Unappropriated	29,933,365	29,329,505	603,860	25,678,645	29,933,365	29,329,505	603,860	25,678,645
	82,428,357	81,972,046	456,311	78,114,093	82,428,357	81,972,046	456,311	78,114,093
Minority interests	87	69	18	1,508	-	-	-	-
Total Shareholders' equity	82,428,444	81,972,115	456,329	78,115,601	82,428,357	81,972,046	456,311	78,114,093
Total Liabilities and Shareholders' equity	844,567,634	891,601,735	(47,034,101)	837,308,566	845,077,027	892,222,908	(47,145,881)	837,699,550
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	555,261	664,725	(109,464)	747,376	555,261	664,725	(109,464)	747,376
Liability under unmatured import bills	4,933,052	4,713,289	219,763	5,546,381	4,933,052	4,713,289	219,763	5,546,381
Letters of credit	18,796,002	14,760,943	4,035,059	13,627,411	18,796,002	14,760,943	4,035,059	13,627,411
Other contingencies	1,009,185,031	963,096,002	42,701,740	829,778,731	1,009,050,088	962,971,158	42,691,641	829,643,286


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH. D.C.
190
SECTION

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q2/06	Q1/06	Change	Q2/05	Q2/06	Q1/06	Change	Q2/05
Interest and dividend income								
Loans	10,445,697	9,370,333	1,075,364	7,548,769	10,409,447	9,387,765	1,021,682	7,426,869
Interbank and money market items	1,208,070	893,558	314,512	585,141	1,206,760	892,288	314,472	584,406
Hire purchase and financial lease	99,851	58,393	41,458	3,965	-	-	-	-
Investments	1,084,605	1,001,332	83,273	1,414,045	1,077,448	995,860	81,588	1,409,490
Total interest and dividend income	12,838,223	11,323,616	1,514,607	9,551,920	12,693,665	11,275,913	1,417,742	9,420,765
Interest expenses								
Deposits	3,446,288	2,411,118	1,035,170	1,304,324	3,428,044	2,411,308	1,016,736	1,304,323
Interbank and money market items	226,768	113,514	113,254	96,235	231,032	117,113	113,919	95,045
Short-term borrowings	108,165	104,891	3,274	14,327	127,060	104,891	22,159	14,327
Long-term borrowings	268,284	272,123	(3,839)	292,413	268,284	272,123	(3,839)	292,413
Total interest expenses	4,049,505	2,901,646	1,147,859	1,707,299	4,054,410	2,905,435	1,148,975	1,706,108
Net income from interest and dividend	8,788,718	8,421,970	366,748	7,844,621	8,639,245	8,370,478	268,767	7,714,657
Bad debt and doubtful accounts (reversal)	758,076	490,673	267,403	(45,305)	842,944	660,181	182,763	99,099
Loss on debt restructuring	556,072	559,751	(3,679)	695,675	447,285	449,863	(2,578)	617,775
Net income from interest and dividend after of bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,474,570	7,371,546	103,024	7,194,251	7,349,016	7,260,434	88,582	6,997,783
Non-interest income								
Gain on investment	61,116	103,824	(42,708)	193,078	74,534	87,626	(13,092)	193,078
Share of profit (loss) from investments on equity method	44,121	20,876	23,245	(75,654)	69,662	142,846	(73,184)	(2,029)
Fees and service income								
Acceptance, aval and guarantees	184,218	188,260	(4,042)	146,444	184,218	188,260	(4,042)	146,444
Others	2,351,453	2,196,555	154,898	2,012,925	2,100,365	1,933,279	167,086	1,831,378
Gain on exchange	409,526	289,100	120,426	220,067	409,526	289,100	120,426	220,067
Other income	308,272	305,828	2,444	210,013	297,154	236,033	61,121	167,506
Total non-interest income	3,358,706	3,104,443	254,263	2,706,873	3,135,459	2,877,144	258,315	2,556,444
Non-interest expenses								
Personnel expenses	1,818,542	1,905,724	(87,182)	1,585,236	1,686,057	1,765,199	(79,142)	1,473,522
Premises and equipment expenses	1,305,847	1,181,570	124,277	1,152,137	1,266,603	1,145,646	120,957	1,124,620
Taxes and duties	550,165	496,089	54,076	416,932	530,269	480,904	49,365	403,912
Fees and service expenses	763,977	583,381	180,596	426,736	732,003	544,150	187,853	414,133
Directors' remuneration	35,824	13,539	22,285	31,014	34,323	11,999	22,324	29,424
Contribution to Financial Institutions Development Fund	695,268	695,268	-	711,687	695,268	695,268	-	711,687
Other expenses	791,597	589,545	202,052	595,834	701,248	522,433	178,815	457,591
Total non-interest expenses	5,961,220	5,465,116	496,104	4,919,576	5,645,771	5,165,599	480,172	4,614,889
Income before income tax	4,872,056	5,010,873	(138,817)	4,981,548	4,838,704	4,971,979	(133,275)	4,939,338
Income tax expenses	1,327,158	1,397,206	(70,048)	1,119,021	1,293,825	1,356,872	(63,047)	1,090,501
Net income before minority interest	3,544,898	3,613,667	(68,769)	3,862,527	3,544,879	3,615,107	(70,228)	3,848,837
Loss (income) of minority interest	(19)	1,440	(1,459)	(13,690)	-	-	-	-
Net income	3,544,879	3,615,107	(70,228)	3,848,837	3,544,879	3,615,107	(70,228)	3,848,837
Basic earning per share (Baht)	1.49	1.52	(0.03)	1.62	1.49	1.52	(0.03)	1.62
Number of the weighted average number of ordinary shares ('000)	2,381,536	2,380,311	1,225	2,370,677	2,381,536	2,380,311	1,225	2,370,677

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For each of the six – month periods ended 30 June 2006 and 2005

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2006	2005	Change	2006	2005	Change
Interest and dividend income						
Loans	19,816,030	14,871,374	4,944,656	19,797,213	14,412,207	5,385,006
Interbank and money market items	2,101,628	1,106,960	994,668	2,099,048	1,105,762	993,286
Hire purchase and financial lease	158,244	7,708	150,536	-	-	-
Investments	2,085,937	2,304,414	(218,477)	2,073,308	2,292,102	(218,794)
Total interest and dividend income	24,161,839	18,290,456	5,871,383	23,969,569	17,810,071	6,159,498
Interest expenses						
Deposits	5,838,521	2,625,640	3,212,881	5,839,351	2,625,640	3,213,711
Interbank and money market items	340,281	164,767	175,514	348,145	161,728	186,417
Short-term borrowings	231,942	26,893	205,049	231,942	26,893	205,049
Long-term borrowings	540,407	565,864	(25,457)	540,407	565,864	(25,457)
Total interest expenses	6,951,151	3,383,164	3,567,987	6,959,845	3,380,125	3,579,720
Net income from interest and dividend	17,210,688	14,907,292	2,303,396	17,009,724	14,429,946	2,579,778
Bad debt and doubtful accounts (reversal)	1,248,749	(154,677)	1,403,426	1,503,125	230,661	1,272,464
Loss on debt restructuring	1,115,824	1,089,904	25,920	897,148	695,038	202,110
Net income from interest and dividend after of bad debt and doubtful accounts (reversal) and loss on debt restructuring	14,846,115	13,972,065	874,050	14,609,451	13,504,247	1,105,204
Non-interest income						
Gain on investment	164,941	334,881	(169,940)	162,160	239,093	(76,933)
Share of profit (loss) from investments on equity method	64,997	(76,869)	141,866	212,508	143,336	69,172
Fees and service income						
Acceptance, aval and guarantees	372,478	306,929	65,549	372,478	306,929	65,549
Others	4,548,008	4,186,800	361,208	4,033,644	3,812,026	221,618
Gain on exchange	698,626	427,249	271,377	698,626	427,249	271,377
Other income	614,099	475,702	138,397	533,187	393,721	139,466
Total non-interest income	6,463,149	5,654,692	808,457	6,012,603	5,322,354	690,249
Non-interest expenses						
Personnel expenses	3,724,267	3,103,186	621,081	3,451,256	2,894,442	556,814
Premises and equipment expenses	2,487,417	2,134,544	352,873	2,412,248	2,081,778	330,470
Taxes and duties	1,046,254	791,227	255,027	1,011,172	756,792	254,380
Fees and service expenses	1,347,357	809,314	538,043	1,276,153	788,459	487,694
Directors' remuneration	49,363	45,154	4,209	46,323	41,262	5,061
Contribution to Financial Institutions Development Fund	1,390,536	1,423,374	(32,838)	1,390,536	1,423,374	(32,838)
Other expenses	1,381,142	1,174,379	206,763	1,223,684	786,296	437,388
Total non-interest expenses	11,426,336	9,481,178	1,945,158	10,811,372	8,772,403	2,038,969
Income before income tax	9,882,928	10,145,579	(262,651)	9,810,682	10,054,198	(243,516)
Income tax expenses	2,724,363	2,420,138	304,225	2,650,697	2,362,417	288,280
Net income before minority interest	7,158,565	7,725,441	(566,876)	7,159,985	7,691,781	(531,796)
Loss (income) of minority interest	1,420	(33,660)	35,080	-	-	-
Net income	7,159,985	7,691,781	(531,796)	7,159,985	7,691,781	(531,796)
Basic earning per share (Baht)	3.01	3.25	(0.24)	3.01	3.25	(0.24)
Number of the weighted average number of ordinary shares ('000)	2,380,927	2,369,942	10,985	2,380,927	2,369,942	10,985

Data of Consolidated

Million Baht

	30 June 06	31 Mar 06
[illegible]	[illegible]	[illegible]
Total Assets	844,568	891,602
[illegible]	[illegible]	[illegible]
NPL	54,038	54,826
[illegible]	[illegible]	[illegible]
NIM	4.26%	4.07%
[illegible]	[illegible]	[illegible]
ROE	17.25%	18.07%

Interest Rate	30 June 06	31 Mar 06
[illegible]	[illegible]	[illegible]
MOR	7.75%	7.50%
[illegible]	[illegible]	[illegible]
Saving	0.75%	0.75%
[illegible]	[illegible]	[illegible]
Fixed 6 months	3.50%	3.25%
[illegible]	[illegible]	[illegible]
Fixed 24 months	4.75%	4.25%
[illegible]	[illegible]	[illegible]

NPL : Non performing loan
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q2/06	Q1/06	Change
Total interest and dividend income	12,838	11,324	1,514
Total interest expenses	4,049	2,902	1,147
Net income from interest and dividend	8,789	8,422	367
Bad debt and doubtful accounts	758	491	267
Loss on debt restructuring	556	560	(4)
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	7,475	7,371	104
Total non-interest income	3,358	3,104	254
Total non-interest expenses	5,961	5,465	496
Income before income tax	4,872	5,010	(138)
Income tax expenses	1,327	1,397	(70)
Loss of minority interest	-	2	(2)
Net income	3,545	3,615	(70)

In the second quarter of 2006, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,545 million, decreasing from the first quarter by Baht 70 million or 1.94%. The items having significant changes are as follows:

- **Total interest and dividend income**, up by Baht 1,514 million or 13.37% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q2/06	Q1/06	Change
Loans	10,446	9,370	1,076
Interbank and money market items	1,208	894	314
Hire purchase and financial lease	100	59	41
Investments	1,084	1,001	83
Total	12,838	11,324	1,514

- Interest income from loans, increased by Baht 1,076 million or 11.48% as a result of loan growth as well as an upward loan interest rate.
- Interest income from interbank and money market items, increased by Baht 314 million or 35.12% due mainly to an increase of interbank placements' yield.


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH.



ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

- **Total interest expenses,** up by Baht 1,147 million or 39.52% over the preceding quarter, as follows:

Million Baht

Interest expense	Q2/06	Q1/06	Change
Deposits	3,446	2,411	1,035
Interbank and money market items	227	114	113
Short-term borrowings	108	105	3
Long-term borrowings	268	272	(4)
Total	4,049	2,902	1,147

- **Interest expenses from deposits,** up by Baht 1,035 million or 42.93% due mainly to an upward fixed deposit interest rate.

- **Bad debt and doubtful accounts,** up from the preceding quarter by Baht 267 million or 54.38%.

Million Baht

Bad debt and doubtful accounts	Q2/06	Q1/06	Change
The Bank-only			
>> addition in this quarter	1,290	1,110	180
>>compensate for loss on debt restructuring	(447)	(450)	3
Subsidiaries			
>> decreased in this quarter	(81)	(169)	88
Total	758	491	267

- **Non-interest income,** up by Baht 254 million or 8.18% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q2/06	Q1/06	Change
Gain on investment	61	104	(43)
Share of profit from investments on equity method	44	20	24
Fee and service income	2,535	2,385	150
Gain on exchange	410	289	121
Other income	308	306	2
Total	3,358	3,104	254

- Share of profit (loss) from investments on equity method

Million Baht

Profit (loss)*	Q2/06	Q1/06	Change
Phothai – AMC	30	114	(84)
Other associates and subsidiaries	40	29	11
Total	70	143	(73)

* The Bank-only figure

- Fee and service income, up by Baht 150 million or 6.29% from the preceding quarter due mainly to increasing in financial related fee in this quarter.

- **Total non-interest expenses,** up from the preceding quarter by Baht 496 million or 9.08%. The items having significant changes are as follows:

Million Baht

Non-interest expenses	Q2/06	Q1/06	Change
Personnel expenses	1,818	1,906	(88)
Premises and equipment expenses	1,306	1,181	125
Taxes and duties	550	496	54
Fee and service expenses	764	583	181
Directors' remuneration	36	14	22
Contributions to FIDF	695	695	-
Other expenses	792	590	202
Total	5,961	5,465	496

- Premises and equipment expenses, up by Baht 125 million or 10.58% from the preceding quarter due mainly to increase in utility expenses.
- Fee and service expenses, up from the preceding quarter by Baht 181 million or 31.05% due mainly to consulting fee and attorney fee paid for litigation.
- Other expenses, up by Baht 202 million or 34.24% due mainly to the higher promotion and public relation expenses, reflecting an increase in business transactions.


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH, D.C.
190
SECTION



Consolidated Balance Sheets

Million Baht

	30 Jun 06	31 Mar 06	Change
Total Assets	844,568	891,602	(47,034)
Total Liabilities	762,139	809,630	(47,491)
Total Shareholders' equity	82,429	81,972	457

>> Assets

Million Baht

	30 Jun 06	31 Mar 06	Change
Total Assets	844,568	891,602	(47,034)
▪ Interbank and money market items	82,750	118,407	(35,657)
▪ Securities purchased under resale agreements	1,000	10,800	(9,800)
▪ Investment-net	81,678	98,031	(16,353)
▪ Loans and accrued interest receivables-net	600,506	585,647	14,859
▪ Derivative assets	10,093	11,660	(1,567)

The items of **Total Assets** having significant changes are as follows:

- **Interbank and money market items on assets side, down by** Baht 35,657 million or 30.11% **Investment in the bond repurchase market with the Bank of Thailand,** down by Baht 9,800 million or 90.74% **and Investments-net,** down by Baht 16,353 million or 16.68% due mainly to the diminution of the Bank's liquidity as well as the extension of loan volume.

Million Baht

Investments-net	30 Jun 06	31 Mar 06	Change
Debt securities	75,910	91,704	(15,794)
Equity securities	5,768	6,327	(559)
Total	81,678	98,031	(16,353)

- **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	30 Jun 06	31 Mar 06	Change
Loans	634,670	620,812	13,858
• Restructured loans	68,474	70,273	(1,799)
-Performing Restructured loans	39,835	40,648	(813)
- Non- performing Restructured loans [1]	28,639	29,625	(986)
• Non- restructured loans	566,196	550,539	15,657
Interest receivables	1,951	1,862	89
Total loans and interest receivables	636,621	622,674	13,947
Less Allowance for doubtful accounts	(34,015)	(35,043)	1,028
Revaluation allowance for debt restructuring	(2,100)	(1,984)	(116)
Total loans and interest receivables-net	600,506	585,647	14,859

Loans, up by Baht 13,858 million or 2.23% due mainly to an increase of new loans (after repayment) amounted to Baht16,378 million while loan written off amounted to Baht 2,520 million in this quarter.

- **Derivative assets,** down by Baht 1,567 million or 13.44%, as a result of the maturity of forward sold contracts.

[1] as part of NPL


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH. D.C. 190 SECTION



ธนาคารกสิกรไทย
KASIKORNBANK 泰華農民銀行

- **Classified Loans**

Million Baht

	Consolidated							
	30 Jun 2006				31 Mar 2006			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	573,658	247,279	1	5,741	552,718	227,778	1	5,532
Special mention	8,088	2,003	2	161	14,359	3,406	2	287
Sub standard	7,755	2,489	20	498	5,426	1,284	20	257
Doubtful	11,711	5,734	50	1,867	10,861	3,827	50	1,914
Doubtful of loss	35,410	13,055	100	13,100	39,310	14,656	100	14,689
Total	636,622	268,558		21,367	622,674	250,951		22,679
Revaluation allowance for debt restructuring				2,100				1,984
Total				23,467				24,663
Allowance established in excess of BOT regulations for NPLs and Normal loans				12,648				12,364
Total				36,115				37,027

Million Baht

	The Bank							
	30 Jun 2006				31 Mar 2006			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total Provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	579,999	254,273	1	5,800	559,821	236,459	1	5,598
Special mention	7,750	1,805	2	155	13,890	3,229	2	278
Sub standard	7,708	2,442	20	488	5,384	1,242	20	248
Doubtful	11,678	5,702	50	1,851	10,830	3,797	50	1,899
Doubtful of loss	23,593	8,029	100	8,076	27,017	9,104	100	9,138
Total	630,728	270,251		16,370	616,942	253,831		17,161
Revaluation allowance for debt restructuring				2,046				1,918
Total				18,416				19,079
Allowance established in excess of BOT regulations for NPLs and Normal loans				10,444				10,195
Total				28,860				29,274


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006

ธนาคารกสิกรไทย
KASIKORNBANK



>> Liabilities and Shareholders' equity

Million Baht

	30 Jun 06	31 Mar 06	Change
Total Liabilities	762,139	809,630	(47,491)
* Deposits	685,350	725,992	(40,642)
Shareholders' equity	82,429	81,972	457

The items of Total Liabilities and shareholders' equity having significant changes are as follows:

- Deposits, down by Baht 40,642 million or 5.60%.

Million Baht

Type of deposits	30 Jun 06	31 Mar 06	Change
Current	38,338	42,325	(3,987)
Saving	339,063	381,242	(42,179)
Fixed 3 months	182,440	207,965	(25,525)
Fixed 6 – 11 months	72,514	41,485	31,029
Fixed 12 months and upward	52,995	52,975	20
Total	685,350	725,992	(40,642)

- Shareholders' equity, up by Baht 457 million or 0.56% as a result of operating income.

>> Capital Funds

Million Baht

	30 Jun 06	31 Mar 06	Change
Tier 1*	65,882	62,537	3,345
Tier 2	31,738	32,231	(493)
Total Tier*	97,620	94,768	2,852
Risk weighted assets	627,274	628,934	(1,660)
Tier 1 capital ratio*	10.50%	9.94%	0.56%
Total capital ratio*	15.56%	15.07%	0.49%

* excluding net profit of each period.

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05	30 Jun 05	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05	30 Jun 05
Investments										
Debt Instruments	75,910	91,704	92,402	88,964	98,917	75,363	91,041	91,708	88,009	97,818
▪ Government and state enterprise securities										
>> Trading investments	6,017	3,090	1,155	1,240	2,068	5,651	3,090	1,155	1,240	2,068
>> Available-for-sale investments	30,342	35,145	26,125	29,108	31,104	30,342	35,145	26,125	29,108	31,104
>> Held-to-maturity investments	11,718	16,727	21,708	24,860	25,066	11,538	16,064	21,014	23,905	23,967
▪ Private enterprise debt instruments										
>> Trading investments	-	-	-	22	-	-	-	-	22	-
>> Available-for-sale investments	1,742	1,786	2,178	2,050	2,462	1,741	1,786	2,178	2,050	2,462
>> Held-to-maturity investments	1,001	181	223	223	236	1,001	181	223	223	236
▪ Foreign debt instruments										
>> Available-for-sale investments	17,219	26,427	27,522	17,987	24,713	17,219	26,427	27,522	17,987	24,713
>> Held-to-maturity investments	7,871	8,348	13,491	13,474	13,268	7,871	8,348	13,491	13,474	13,268
Equity Securities	5,768	6,327	7,163	7,887	8,665	13,774	13,685	14,359	16,502	16,769
>> Trading investments	238	241	-	-	-	238	241	-	-	-
>> Available-for-sale investments	919	1,134	1,086	1,293	1,377	908	1,083	1,036	1,293	1,377
>> General investments	4,112	4,480	5,626	6,161	6,887	3,041	3,248	4,356	4,786	5,204
>>Investment in subsidiaries & associated companies	499	472	451	438	401	9,587	9,113	8,967	10,423	10,188
Total investment-net	81,678	98,031	99,565	96,851	107,582	89,137	104,726	106,067	104,511	114,587
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	2,520	1,624	4,014	2,296	2,786	2,074	1,138	3,688	1,910	2,154
Restructured loans	68,474	70,273	71,471	75,398	77,429	60,581	61,856	62,220	64,747	67,188
Non-performing loans (NPL)	54,638	54,826	56,217	59,882	64,576	42,493	42,867	44,388	47,970	51,785
Total loans used for NPL ratio calculation	639,435	627,696	632,922	620,717	610,839	633,863	622,343	627,065	614,188	604,283
NPL to total loans (%)	8.45	8.73	8.88	9.65	10.57	6.70	6.89	7.08	7.81	8.57
Classified loans										
>> Pass	573,658	552,718	566,600	547,030	532,934	579,999	559,831	572,805	553,413	540,119
>> Special mention	8,088	14,359	5,072	5,886	5,663	7,750	13,890	4,860	4,889	4,692
>> Sub standard	7,755	5,426	4,515	4,575	5,892	7,708	5,384	4,504	4,575	5,892
>> Doubtful	11,711	10,861	12,110	12,766	12,753	11,678	10,830	12,083	13,765	12,753
>> Doubtful of loss	35,410	39,310	40,395	43,356	46,808	23,593	27,017	28,157	30,970	33,494
Total	636,622	622,674	628,692	613,613	604,040	630,728	616,942	622,409	606,613	596,950
Kasikorn Factoring Co., Ltd.	-	-	-	2,592	2,751	-	-	-	-	-
Total	636,622	622,674	628,692	616,205	606,791	630,728	616,942	622,409	606,613	596,950
Allowance for doubtful accounts	36,115	37,027	37,439	38,366	38,719	28,850	29,274	29,076	29,773	29,624
Allowance as required by BOT	23,467	24,663	26,016	26,870	27,378	18,416	19,079	20,293	21,031	21,156
Allowance to allowance as required by BOT(%)	153.89	150.13	143.90	142.78	141.43	156.71	153.44	143.29	141.64	140.03
Properties foreclosed-net										
Properties foreclosed	19,971	20,139	20,520	21,220	21,358	14,580	14,750	15,225	15,878	16,002
Less Allowance for impairment	(2,763)	(2,934)	(3,057)	(3,260)	(3,528)	(2,336)	(2,526)	(2,622)	(2,858)	(3,070)
Properties foreclosed-net	17,208	17,205	17,463	17,960	17,830	12,244	12,224	12,603	13,020	12,932
Deposits										
>> Current	38,338	42,325	39,674	42,268	39,286	38,469	43,456	39,934	42,459	39,440
>> Saving	339,063	381,242	390,021	404,860	394,917	339,370	381,793	390,891	405,233	395,198
>> Fixed 3 months	182,440	207,965	190,220	193,958	209,901	182,440	207,965	190,220	193,958	209,901
>> Fixed 6 – 11 months	72,514	41,485	17,408	12,233	4,427	72,514	41,485	17,408	12,233	4,427
>> Fixed 12 months and upward	52,998	51,064	51,199	49,559	46,607	52,995	52,975	51,199	49,559	46,607
Total deposits	685,360	724,081	688,522	702,878	695,138	685,788	726,674	689,652	702,442	695,573


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05	30 Jun 05	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05	30 Jun 05
Capital funds ratio[1]										
Tier 1 capital ratio	10.50	9.94	9.53	9.58	8.50	11.66	11.53	10.50	10.14	9.71
Tier 2 capital ratio	5.06	5.12	4.93	4.93	5.00	5.06	5.12	4.93	4.93	5.00
Total Capital funds ratio	15.56	15.07	14.47	14.51	13.50	16.72	16.65	15.43	15.07	14.71

(1) Calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiaries asset management companies. (From the first quarter of 2006 onwards, the ratios are only calculated from the financial statements of the Bank and Phethai – AMC since Ploy – AMC is already terminated its operations and commenced the liquidation process accordingly.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.


SEC MAIL PROCESSING
RECEIVED
JUN 1 2006

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		30 Jun 06	31 Mar 06	%Change	31 Dec 05	30 Sep 05	30 Jun 05
Common share information:							
Per share (Baht)	• basic earnings	1.49	1.52	(1.97)	1.12	1.51	1.62
	• book value	34.61	34.42	0.55	32.91	31.93	30.83
Share price [1] (Baht)	• high	72.00	76.50	(5.88)	70.50	64.50	59.00
	• low	54.00	63.00	(14.29)	58.50	50.00	52.50
	• closing	59.00	66.00	(10.61)	70.00	62.50	55.00
Common shares outstanding	• average basic (thousand share)	2,381,536	2,380,311	0.05	2,373,204	2,372,232	2,370,677
	• end of quarter (thousand share)	2,381,579	2,381,188	0.02	2,373,294	2,372,543	2,370,774
Market capitalization (Million Baht)		140,513	157,158	(10.59)	166,131	148,284	130,393
Value measures:							
Price to book value ratio (PBV)		1.70	1.92	(11.46)	2.13	1.96	1.78
Operating results (Million Baht)							
Interest and dividend income		12,838	11,324	13.37	10,362	9,412	9,552
Interest expenses		4,049	2,902	39.52	2,160	1,740	1,707
Net income from interest and dividends		8,789	8,422	4.36	8,202	7,672	7,845
Bad debt and doubtful accounts [2]		1,314	1,051	25.02	1,468	1,258	651
Non-interest income		3,358	3,104	8.18	3,392	3,256	2,694
Non-interest expenses		5,961	5,465	9.08	6,461	5,484	4,907
Total income [3]		12,147	11,526	5.39	11,594	10,928	10,539
Net income		3,545	3,615	(1.94)	2,660	3,578	3,849
Operating measures:							
Net interest margin [4]		4.26%	4.07%	0.19	4.07%	3.79%	3.85%
Efficiency ratio		49.07%	47.41%	1.66	55.73%	50.18%	46.63%
Return on average assets (ROA) [4]		1.63%	1.67%	(0.04)	1.27%	1.70%	1.83%
Return on average equity (ROE) [4]		17.25%	18.07%	(0.82)	13.83%	19.23%	21.28%
Number of employees		10,765	10,392	3.59	10,303	10,212	10,175
Balance sheet information (Million Baht)							
Loans		634,670	620,812	2.23	626,946	614,439	605,003
Allowance for doubtful accounts [5]		36,115	37,027	(2.46)	37,439	38,449	38,802
Non-performing loans (NPL)		54,038	54,826	(1.44)	56,217	59,882	64,576
Total assets		844,568	891,602	(5.28)	837,309	839,923	840,783
Deposits		685,150	725,992	(5.60)	688,522	702,878	695,138
Total liabilities		762,139	809,630	(5.87)	759,193	763,858	767,396
Shareholders' equity [6]		82,429	81,972	0.56	78,114	75,756	73,095
Average assets		868,085	864,456	0.42	838,616	840,353	842,106
Average earning assets [7]		825,981	826,799	(0.10)	805,095	808,775	814,409
Average shareholders' equity [6]		82,201	80,043	2.70	76,935	74,426	72,347
Risk weighted assets		627,274	628,934	(0.26)	653,686	649,988	641,031
Balance sheet quality measures:							
Loans to deposits ratio		92.61%	85.51%	7.10	91.06%	87.48%	87.03%
Shareholders' equity to risk weighted assets		13.14%	13.03%	0.11	11.95%	11.65%	11.40%
Return on risk weighted assets [4]		2.26%	2.30%	(0.04)	1.63%	2.20%	2.40%
Tier 1 capital ratio		10.50%	9.94%	0.56	9.53%	9.58%	8.50%
Total capital ratio		15.56%	15.07%	0.49	14.47%	14.51%	13.50%
NPL to loans [5]		8.45%	8.73%	(0.28)	8.88%	9.65%	10.57%
Total allowance to loans		5.69%	5.96%	(0.27)	5.97%	6.26%	6.41%
Total allowance to NPL		66.83%	67.54%	(0.71)	66.60%	64.21%	60.09%
NPL after allowance (Million Baht)		17,923	17,799	0.70	18,778	21,433	25,774


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH.
SECTION


ธนาคารกสิกรไทย
KASIKORNBANK

Financial Highlights – Consolidated financial statement (continued)

local board / high-low share prices during the quarter

Including loss on debt restructuring

Total income = Net income from interest and dividend + Non-interest income

Annualized

Including revaluation allowance for debt restructuring

Excluding minority interest

Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

Loans used in calculation are loans to general customers and loans to financial institutions


ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding				
	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05	30 Jun 05
KASIKORNBANKGROUP					
>> Kasikorn Factoring Co., Ltd. (KFactoring)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Asset Management Co., Ltd. (KAsset)	99.99	99.99	99.99	71.42	71.42
>> Kasikorn Research Center Co., Ltd. (KResearch)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.98	99.98	99.98	99.98	99.91
>> Kasikorn Leasing Co., Ltd. (KLeasing)	99.99	99.99	99.99	99.99	99.99
Phethai Asset Management Co., Ltd. (Phethai-AMC)	99.99	99.99	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. (Ploy-AMC)	-*	-*	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. (PLB)	99.99	99.99	99.99	99.99	99.99

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

* The Bank's consolidated financial statements exclude the financial statements of Ploy Asset Management Co., Ltd. from the first quarter of 2006 onwards since it had been already terminated its operations and commenced the liquidation process accordingly.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH, D.C.

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